Exhibit 8.1

LAW OFFICES

Silver, Freedman & Taff, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET N.W. SUITE 100 WASHINGTON, D.C. 20007 PHONE: (202) 295-4500 FAX: (202) 337-5502 WWW.SFTLAW.COM	WRITER=S DIRECT DIAL NUMBER (202) 295-4503

August 30, 2010

Board of Trustees
Anchor Mutual Savings Bank
120 North Broadway
Aberdeen, WA 98520

RE:
Federal Income Tax Opinion Relating To The Conversion Of Anchor Mutual Savings Bank, Aberdeen, Washington From A State-Chartered Mutual Savings Bank To A State-Chartered Stock Savings Bank Under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, As Amended

Ladies and Gentlemen:

In accordance with your request set forth hereinbelow is the opinion of this firm relating to the federal income tax consequences of the conversion of Anchor Mutual Savings Bank (“Mutual”) from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank (“Stock Bank”) pursuant to the provisions of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the  “Code”).  This opinion updates and replaces our opinion to you dated November 6, 2009.

Capitalized terms used herein which are not expressly defined herein shall have the meaning ascribed to them in the Plan of Conversion adopted by the Board of Trustees of Mutual on July 15, 2008, as amended (the “Plan”).

The following assumptions have been made in connection with our opinions hereinbelow:

1.           The Conversion is implemented in accordance with the terms of the Plan and all conditions precedent contained in the Plan shall be performed or waived prior to the consummation of the Conversion.

2.           No amount or a de minimus amount (i.e. substantially less than 1%) of the savings accounts and deposits of Mutual, as of the Eligibility Record Date or the Supplemental Eligibility Record Date, will be excluded from participating in the liquidation account of Stock

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 Bank.  To the best of the knowledge of the management of Mutual there is not now, nor will there be at the time of the Conversion, any plan or intention, on the part of the depositors in Mutual to withdraw their deposits following the Conversion.  Deposits withdrawn immediately prior to or immediately subsequent to the Conversion (other than maturing deposits) are considered in making these assumptions.

3.           Holding Company and Stock Bank each have no plan or intention to redeem or otherwise acquire any of the Conversion Stock to be issued in the proposed transaction.

4.           Immediately following the consummation of the proposed transaction, Stock Bank will possess the same assets and liabilities as Mutual held immediately prior to the proposed transaction, plus substantially all of the net proceeds from the sale of its stock to Holding Company except for assets used to pay expenses of the Conversion.  The liabilities transferred to Stock Bank were incurred by Mutual in the ordinary course of business.

5.           No cash or property will be given to Deposit Account holders in lieu of Subscription Rights or an interest in the liquidation account of Stock Bank.

6.           Following the Conversion, Stock Bank will continue to engage in its business in substantially the same manner as Mutual engaged in business prior to the Conversion, and it has no plan or intention to sell or otherwise dispose of any of its assets, except in the ordinary course of business.

7.           There is no plan or intention for Stock Bank to be liquidated or merged with another corporation following the consummation of the Conversion.

8.           The fair market value of each Deposit Account plus an interest in the liquidation account of Stock Bank will, in each instance, be approximately equal to the fair market value of each Deposit Account of Mutual plus the interest in the residual equity of Mutual surrendered in exchange therefor.

9.           Mutual, Stock Bank and Holding Company are each corporations within the meaning of Section 7701(a)(3) of the Code.  Mutual and Stock Bank are domestic building and loan associations within the meaning of Section 7701(a)(19)(C) of the Code.

10.         Holding Company has no plan or intention to sell or otherwise dispose of the stock of Stock Bank received by it in the proposed transaction.

11.         Both Stock Bank and Holding Company have no plan or intention, either currently or at the time of Conversion, to issue additional shares of common stock following the proposed transaction, other than shares that may be issued to employees and/or directors pursuant to certain stock option and stock incentive plans or that may be issued to employee benefit plans.

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12.         Assets used to pay expenses of the Conversion and all distributions (except for regular, normal interest payments and other payments in the normal course of business made by Mutual immediately preceding the transaction) will in the aggregate constitute less than 1% of the fair market value of the net assets of Mutual and any such expenses and distributions will be paid by Stock Bank from the proceeds of the sale of Conversion Stock.

13.         All distributions to Deposit Account holders in their capacity as Deposit Account holders (except for regular, normal interest payments made by Mutual), will, in the aggregate, constitute less than 1% of the fair market value of the net assets of Mutual.

14.         At the time of the proposed transaction, the fair market value of the assets of Mutual on a going concern basis (including intangibles) will equal or exceed the amount of its liabilities plus the amount of liabilities to which such assets are subject.  Mutual will have a positive regulatory net worth at the time of the Conversion.

15.         Mutual is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.  The proposed transaction does not involve a receivership, foreclosure, or similar proceeding before a federal or state agency involving a financial institution to which Section 585 or 593 of the Code applies.

16.         Mutual’s Eligible Account Holders and Supplemental Eligible Account Holders will pay expenses of the Conversion solely attributable to them, if any.

17.         The liabilities of Mutual assumed by Stock Bank plus the liabilities, if any, to which the transferred assets are subject were incurred by Mutual in the ordinary course of its business and are associated with the assets being transferred.

18.         There will be no purchase price advantage for Mutual’s Deposit Account holders who purchase Conversion Stock.

19.         None of the compensation to be received by any Deposit Account holder-employees of Mutual or Holding Company will be separate consideration for, or allocable to, any of their deposits in Mutual.  No interest in the liquidation account of Stock Bank will be received by any Deposit Account holder-employees as separate consideration for, or will otherwise be allocable to, any employment agreement, and the compensation paid to each Deposit Account holder-employee, during the twelve-month period preceding or subsequent to the Conversion, will be for services actually rendered and will be commensurate with amounts paid to the third parties bargaining at arm’s-length for similar services.  No shares of Conversion Stock will be issued to or purchased by any Deposit Account holder-employee of Mutual or Holding Company at a discount or as compensation in the proposed transaction.

20.         No creditors of Mutual or the depositors in their role as creditors, have taken any steps to enforce their claims against Mutual by instituting bankruptcy or other legal proceedings, in either a court or appropriate regulatory agency, that would eliminate the proprietary interests of the Members prior to the Conversion of Mutual including depositors as the equity holders of Mutual.

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21.         The proposed transaction does not involve the payment to Stock Bank or Mutual of financial assistance from federal agencies within the meaning of Notice 89-102, 1989-40 C.B. 1.

22.         On a per share basis, the purchase price of Conversion Stock will be equal to the fair market value of such stock at the time of the completion of the proposed transaction.

23.         Mutual will not have any net operating losses, capital loss carryovers or built-in losses at the time of the Conversion.

OPINION

Based solely on the assumptions set forth hereinabove and our analysis and examination of applicable federal income tax laws, rulings, regulations, and  judicial precedents, we are of the opinion that if the transaction is undertaken in accordance with the above assumptions:

(1)         The Conversion will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code.  Neither Mutual nor Stock Bank will recognize any gain or loss as a result of the transaction (Rev. Rul. 80-105, 1980-1 C.B. 78).  Mutual and Stock Bank will each be a party to a re organization within the meaning of Section 368(b) of the Code.

(2)         Stock Bank will recognize no gain or loss upon the receipt of money and other property, if any, in the Conversion, in exchange for its shares.  (Section 1032(a) of the Code).

(3)         No gain or loss will be recognized by Holding Company upon the receipt of money for Conversion Stock.  (Section 1032(a) of the Code).

(4)         The basis of Mutual’s assets in the hands of Stock Bank will be the same as the basis of those assets in the hands of Mutual immediately prior to the transaction.  (Section 362(b) of the Code).

(5)         Stock Bank’s holding period of the assets of Mutual will include the period during which such assets were held by Mutual prior to the Conversion.  (Section 1223(2) of the Code).

(6)         The creation of the liquidation account on the records of Stock Bank will have no effect on Mutual’s or Stock Bank’s taxable income, deductions, or additions to the reserve for bad debts.

(7)         No income will be recognized by Holding Company on the distribution of Subscription Rights unless the issuance of the Subscription Rights results in gain to recipients

August 30, 2010

thereof.  It is more likely than not that no income will be recognized by Holding Company on the distribution of Subscription Rights.

(8)         It is more likely than not that the fair market value of the Subscription Rights is zero.  Thus, it is more likely than not that no gain will be recognized by Eligible Account Holders, Supplemental Account Holders or Other Members upon their receipt of Subscription Rights.  Gain, if any, realized by the aforesaid account holders and Other Members will not exceed the fair market value of the Subscription Rights received.  If gain is recognized by such account holders and Other Members upon the distribution to them of Subscription Rights, the Holding Company could also recognize income on the distribution of Subscription Rights.  No gain will be recognized by the recipients of Subscription Rights or Holding Company upon the exercise of Subscription Rights.

(9)         A depositor’s basis in his Deposit Accounts of Stock Bank will be the same as the basis of his Deposit Accounts in Mutual.  (Section 1012 of the Code).  The basis of the interest in the liquidation account of Stock Bank received by Eligible Account Holders and Supplemental Eligible Account Holders will be equal to the cost of such property, i.e.,  which in this transaction we assume to be zero) plus any gain recognized on the receipt of such interest in the liquidation account.  We conclude that an interest in the liquidation account has nominal, if any, fair market value and if gain is recognized by the recipient thereof, it will be in a nominal amount.

(10)       The basis of Conversion Stock to its shareholders will be the purchase price thereof.  (Section 1012 of the Code).

(11)       A shareholder’s holding period for Conversion Stock acquired through the exercise of the Subscription Rights will begin on the date on which the Subscription Rights are exercised.  (Section 1223(6) of the Code).  The holding period for the Conversion Stock purchased pursuant to the Direct Community Offering or Syndicated Community Offering will commence on the date following the date on which such stock is purchased.  (Rev. Rul. 70-598, 1970-2 C.B. 168).

(12)       Regardless of any book entries that are made for the establishment of a liquidation account, the reorganization will not diminish the accumulated earnings and profits of Mutual available for the subsequent distribution of dividends, within the meaning of Section 316 of the Code.  Section 1.312-11(b) and (c) of the Regulations.  Stock Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Mutual as of the date of Conversion.

(13)       Our opinions in paragraph 7 and 8 are based upon the position that the Subscription Rights received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have a fair market value of zero.  We understand that Subscription Rights will be granted at no cost to the recipients, are non-transferable, of short duration, and only entitle recipients to purchase Conversion Stock at the same price to be paid by the general public in the Direct Community Offering or Syndicated Community Offering.  We also note that the Internal Revenue Service has not in the past concluded that subscription rights of the type

August 30, 2010

described above have any value.  In addition, we are relying on a letter to you from RP Financial, LC stating its conclusion that the Subscription Rights do not have any economic value at the time of distribution or at the time the rights are exercised in the Subscription Offering.  Based upon the foregoing, we believe it is more likely than not that the Subscription Rights received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have no value.  More likely than not means there is a greater than fifty percent likelihood that our conclusions are correct.

The above opinions are effective to the extent that Mutual is solvent.  No opinion is expressed about the tax treatment of the transaction if Mutual is insolvent.  Whether or not Mutual is solvent will be determined at the end of the taxable year in which the transaction is consummated.

No opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Code and Income Tax Regulations which may also be applicable thereto, including without limitation, restrictions or limitations on the net operating loss carryovers and built in losses of Mutual, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

We hereby consent to the filing of this opinion as an exhibit to regulatory filings and applications seeking approval of the Conversion from the Division and the FDIC.

We also hereby consent to the filing of this opinion with the SEC as an exhibit to the Holding Company’s Registration Statement and to the discussion of our opinion in the Prospectus, which is part of the Registration Statement, under the headings “The Conversion – Effects of the Conversion – Tax Effects of the Conversion” and “Legal and Tax Opinions”.

Respectfully submitted,

SILVER, FREEDMAN & TAFF, L.L.P.